Exhibit 99.2

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Adds Social Media and Mobile Membership

Applications to its Not-For-Profit Enterprise Solution

CDC gomembers’ Social Community Application Helps Not-for-Profit Organizations Improve Collaboration with its Membership Community While its Mobile Membership Application Delivers Social Media Functionality to Mobile Devices

SHANGHAI, ATLANTA, August 02, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today the general availability of CDC gomembers Social Community and Mobile Membership applications that help Not-for-Profit organizations improve collaboration with their membership and constituents through the creation of private online communities that can be accessed via users’ computers or mobile devices.

CDC gomembers Social Community application offers organizations the flexibility to control the look and content to their online communities that can be accessed directly within the gomembers association management system (AMS). The social media application allows organizations to offer their members and constituents a secure online community to conduct association business and connect/collaborate with their staff and with one another through group discussions, blogging, job boards, events and photos, among other things. CDC gomembers Social Community also integrates directly with the popular social media sites like Facebook, LinkedIn, Twitter and others. For instance, an organization’s membership can link their twitter feeds and Facebook and LinkedIn profiles to display on the social community home page. An association’s membership can promote crowdsourcing ideas for spreading awareness about key issues, raise funds, mobilize supporters, create online advocacy movements or manage political action committees, and receive feedback and content for programs.

The CDC gomembers Social Community application, with the Mobile Membership application, also can be accessed through iPhone, Blackberry and Android mobile devices.

“CDC gomembers Social Community and Mobile Membership applications help our non-profit customers create a collaborative online partnership with their members and constituents,” said Paul Plaia, president of CDC Non-Profit and Public Sector business of CDC Software. “The social media capabilities in our application can help associations grow since it engages and inspires their members and supporters through exchange of new ideas, participation in shared discussions, communication of events, advocacy movements, feedback, experiences, progress and personal stories. These new products can help non-profit organizations form vibrant, collaborative and effective membership community relationships. In addition, with the powerful gomembers association management application, non-profit associations have a compelling solution to help them control costs and increase revenue opportunities.”

About CDC gomembers

CDC gomembers is part of CDC Software’s Not-For-Profit (NFP) and Public Sector software-as-a-service (SaaS) and on-premise suite of solutions. CDC gomembers offers enterprise and association management solutions for non-profit and membership-based organizations that directly address their unique business requirements with a low total cost of ownership. CDC gomembers is tailored for trade groups, professional societies, medical-based not-for-profit organizations, associations, hospitals, colleges and universities, certification bodies, fundraising groups, individual member-based groups, NFP management companies and donor-based organizations. The association management solutions manage an organization’s data and automates their processes so they can engage more members, produce more events and meetings, and evaluate their progress.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our beliefs regarding the CDC gomembers Social Community and Mobile Membership applications, including the features and benefits thereof, our beliefs regarding our market and competitive position, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of our products to address industry and customer requirements; demand for and market acceptance of new and existing solutions; the acceptance of our products in new territories and geographies; the ability and willingness of our partners to fulfill any obligations they may have to us; and the development of new functionalities that would allow customers to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on July 15, 2011, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. Any website addresses provided herein for parties other than the company or its subsidiaries or affiliates, are not part of this press release and the contents such websites are not incorporated herein or adopted in any way by the company. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future results.